EXHIBIT 99.1

Consolidated Financial Statements
Student Transportation Inc.
For the three and six months ended December 31, 2011

Student Transportation Inc.
Unaudited Consolidated Financial Statements

December 31, 2011

Student Transportation Inc.
Unaudited Consolidated Balance Sheets
(000’s of U.S. dollars)

	As at	As at
	December 31, 2011	June 30, 2011
Assets
Current assets:
Cash and cash equivalents	$3,888	$3,712
Accounts receivable, net of allowance for doubtful accounts of
$142 and $104 at December 31, and June 30, 2011, respectively	40,801	30,789
Inventory	3,589	2,869
Prepaid expenses	9,865	6,645
Other current assets	6,727	4,572
Total current assets	64,870	48,587

Other assets	17,302	15,948
Property and equipment, net	193,020	163,950
Oil and gas interests, net	7,140	7,021
Foreign currency exchange contracts	-	97
Other intangible assets, net	80,144	68,749
Goodwill	141,218	125,750
Total assets	$503,694	$430,102

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$2,376	$1,819
Accrued expenses and other current liabilities	32,367	24,435
Current portion of long-term debt	875	35,800
Total current liabilities	35,618	62,054

Long-term debt	277,962	161,624
Asset retirement obligation	726	701
Future income tax liability	37,412	36,369
Class B-Series Two and Three common share liability	3,031	2,010
Other liabilities	11,771	10,800
Total liabilities	366,520	273,558

Shareholders' equity
Common shares	319,221	314,369
Accumulated deficit	(177,015)	(149,717)
Accumulated other comprehensive loss	(5,032)	(8,108)
Total shareholders’ equity	137,174	156,544
Total liabilities and shareholders’ equity	$503,694	$430,102

See accompanying notes.

Student Transportation Inc.
Unaudited Consolidated Statements of Operations
(000’s of U.S. dollars – except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Revenues	$101,125	$81,306	$152,229	$124,444

Costs and expenses:
Cost of operations	71,332	56,497	117,025	93,840
General and administrative	9,270	7,480	18,187	14,282
Non-cash stock compensation	2,599	-	3,099	2,147
Acquisition expenses	373	76	410	286
Depreciation and depletion expense	10,491	8,847	14,001	11,979
Amortization expense	887	737	1,661	1,634
Total operating expenses	94,952	73,637	154,383	124,168

Income (loss) from operations	6,173	7,669	(2,154)	276

Interest expense	4,189	3,358	7,951	6,445
Foreign currency gain	(293)	(218)	(848)	(758)
Unrealized (gain) loss on forward contracts	(80)	(1,181)	1,521	(2,351)
Unrealized re-measurement (gain) loss on 6.25% Convertible
Debentures	(1,735)	-	2,934	-
Non-cash loss on 6.25% Convertible Debentures conversion
feature	1,432	-	1,055	-
Other expense, net	766	202	106	589
Income (loss) before income taxes	1,894	5,508	(14,873)	(3,649)

Income tax expense (benefit)	622	2,576	(4,881)	(1,609)

Net income (loss)	$1,272	$2,932	$(9,992)	$(2,040)

Weighted average number of shares outstanding-basic	62,440,248	56,219,276	62,204,470	56,003,323
Weighted average number of shares outstanding-diluted	80,508,260	73,017,537	80,351,597	72,875,001
Basic and diluted net income (loss) per common share	$0.02	$0.05	$(0.16)	$(0.04)

See accompanying notes.

Student Transportation Inc.
Unaudited Consolidated Statements of Comprehensive Loss
 (000’s of U.S. Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Net income (loss):	$1,272	$2,932	$(9,992)	$(2,040)
Other comprehensive (loss) income :
Unrealized (loss) gain on currency translation adjustments	(1,993)	(885)	3,076	(2,002)
Other comprehensive (loss) income :	(1,993)	(885)	3,076	(2,002)

Comprehensive (loss) income	$(721)	$2,047	$(6,916)	$(4,042)

See accompanying notes.

Student Transportation Inc.
Unaudited Consolidated Statements of Shareholders’ Equity
 (000’s of U.S. Dollars)

	Share Capital		Accumulated
	Shares	Amount	Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2010	55,650,400	$281,483	$(6,062)	$(118,990)	$156,431
Net loss	-	-	-	1,519	1,519
Dividends	-	-	-	(32,246)	(32,246)
Common stock issuance	1,151,048	6,791	-	-	6,791
Conversion of debt to common stock	4,985,420	26,095	-	-	26,095
Issuance of convertible debentures	-	-	-	-	-
Other comprehensive loss	-	-	(2,046)	-	(2,046)
Balance at June 30, 2011	61,786,868	$314,369	$(8,108)	$(149,717)	$156,544
Net loss	-	-	-	(9,992)	(9,992)
Dividends	-	-	-	(17,306)	(17,306)
Common stock issuance	627,596	3,671	-	-	3,671
Conversion of debt to common stock	249,898	1,279	-	-	1,279
Repurchase of common stock	(17,000)	(98)	-	-	(98)
Other comprehensive income	-	-	3,076	-	3,076
Balance at December 31, 2011	62,647,362	$319,221	$(5,032)	$(177,015)	$137,174

See accompanying notes.

Student Transportation Inc.
Unaudited Consolidated Statements of Cash Flows
 (000’s of U.S. Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Operating activities
Net income (loss)	$1,272	$2,932	$(9,992)	$(2,040)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income taxes	158	2,554	(5,438)	(1,807)
Unrealized (gain) loss on forward contracts	(80)	(1,181)	1,521	(2,351)
Non-cash loss on 6.25% Convertible Debentures conversion feature	1,432	-	1,055	-
Unrealized re-measurement (gain) loss on 6.25% Convertible Debentures	(1,735)	-	2,934	-
Unrealized foreign currency loss (gain)	3	267	(109)	203
Amortization of deferred financing costs	398	427	835	834
Non cash stock compensation expense	2,599	-	3,099	2,147
Gain on disposal of fixed assets	(259)	(212)	(494)	(414)
Depreciation and depletion expense	10,491	8,847	14,001	11,979
Amortization expense	887	737	1,661	1,634
Changes in current assets and liabilities:
Accounts receivable	4,438	954	(1,729)	(5,763)
Prepaid expenses, inventory and other current assets	(2,585)	4	(7,440)	(4,921)
Accounts payable	866	1,349	587	644
Accrued expenses and other current liabilities	(5,911)	(7,727)	(4,174)	(5,576)
Changes in other assets and liabilities	7	(10)	67	(89)
Net cash provided by (used in) operating activities	11,981	8,941	(3,616)	(5,520)

Investing activities
Business acquisitions, net of cash acquired	(51,856)	(3,556)	(54,534)	(21,909)
Purchases of property and equipment	(3,285)	(1,784)	(17,114)	(7,405)
Proceeds on sale of equipment	435	391	712	753
Net cash used in investing activities	(54,706)	(4,949)	(70,936)	(28,561)

Financing activities
Redemption of Class B Series Two and Three common shares	(16)	(337)	(246)	(1,731)
Deferred financing costs	(502)	-	(502)	-
Repurchase of common stock	(98)	-	(98)	-
Common stock dividends	(6,322)	(5,988)	(13,750)	(11,876)
Borrowings on credit facility	84,585	30,920	130,744	81,217
Payments on credit facility	(32,322)	(28,111)	(42,454)	(35,161)
Payments on seller debt	-	-	(250)	(477)
Net cash provided by (used in) financing activities	45,325	(3,516)	73,444	31,972

Effect of exchange rate changes on cash	(676)	(454)	1,284	(964)
Net decrease in cash and cash equivalents	1,924	22	176	(3,073)
Cash and cash equivalents at beginning of period	1,964	1,753	3,712	4,848
Cash and cash equivalents at end of period	$3,888	$1,775	$3,888	$1,775

See accompanying notes.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

1.  General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario.  STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of  income participating securities (“IPSs”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”).  On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.  STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 6).  STI currently holds a 98.7% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

On November 10, 2011, the Company rolled over and extended the maturity of its $35 million of Senior Secured Notes for an additional five year term.  The original maturity of the Senior Secured Notes was December 31, 2011 and the Senior Secured Notes carried an initial fixed coupon of 5.941%.  The rollover of the Senior Secured Notes now reflects a fixed coupon of 4.246% and a maturity of November 10, 2016.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”).  The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

Accounting Change

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards (“IFRS”) for all reporting companies effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011.  As a result, management undertook a detailed review of the implications of the Company having to report under IFRS.  In addition, management also examined the alternative available to the Company, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using United States generally accepted accounting  principles (“US GAAP”), as permitted by the Canadian Securities Administrators’ National Instrument 51-102, “Continuous Disclosure Obligations”.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators and (ii) the financial reporting needs of the Company’s market participants, including shareholders, lenders and market analysts.

As a result of this analysis, management adopted U.S. GAAP as its primary basis of financial reporting with the first reporting period beginning after July 1, 2011, on a retrospective basis.  All comparative financial information contained in the unaudited interim consolidated financial statements has been revised to reflect the Company’s results as if they had been historically reported in accordance with US GAAP.

The significant accounting policies used to prepare the financial statements are described below:

Foreign Currency Translation

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date.  Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date.  Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of the Company, STA ULC and the Company’s Canadian operations, is the Canadian dollar.  The functional currency of the Company’s operations in the United States is the U.S. dollar.  The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars.  As a result, the assets and liabilities of the Company, STA ULC and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period.  Exchange gains or losses on translation are deferred as a separate component of shareholders’ equity.  The 7.5% Convertible Debentures and the 6.75% Convertible Debentures of STI are denominated in Canadian dollars.  As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the 7.5% Convertible Debentures and the 6.75% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity.  The 6.25% Convertible Debentures are denominated in U.S. dollars.  As the functional currency of STI is the Canadian dollar, gains or losses on remeasurement of the 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses and are included in the consolidated statement of operations.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with remaining maturities of three months or less from the date of purchase.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

The Company bases its estimates and judgments on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances.

Amounts reported based upon these assumptions include, but are not limited to, insurance reserves, income taxes, goodwill, derivative contracts, certain components of long term debt, Class B Series Two and Series Three common share liability and other long-lived assets.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer’s financial condition and, generally, advance payment is not required. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements.  Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred.  Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Buildings are depreciated on a straight line basis over 40 years. Other property and equipment is depreciated on a straight line basis over three to five years.

Goodwill and Other Identifiable Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method.  Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, ASC 350-20 “Intangibles-Goodwill and Other” requires a two-step impairment test.  The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill.  If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit that will be used in future impairment tests.

When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate.  Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company.  The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives.  Covenants not to compete are amortized on a straight-line basis over an estimated useful life of three to five years.

Convertible Debentures

The principal amounts of the 7.5% Convertible Debentures and the 6.75% Convertible Debentures   are convertible into common shares of the Company at the option of the holders and the Company under certain conditions. The Company has determined that the debentures are not required to be bifurcated into separate debt and equity components. In accordance with ASC 470-20, Debt with Conversion and Other Options, if the conversion feature of the debenture is non-beneficial (i.e. “out of the money”) upon issuance and the Company cannot settle conversions in cash, the full proceeds from these debentures should be recorded as a liability with no value attributed to the

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

conversion feature. As such, the Company has recorded the full amount of the debentures as a liability.

The 7.5% Convertible Debentures and the 6.75% Convertible Debentures of STI are denominated in Canadian dollars. The 6.25% Convertible Debentures are denominated in U.S. dollars.  In accordance with ASC 815 Derivatives and Hedging, as the conversion feature on STI’s  6.25% Convertible Debentures provides that the US dollar denominated notes can be converted at a US dollar denominated strike price into common shares of the issuer, a Canadian dollar functional currency entity, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately.  The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations. The Company recorded a non-cash loss for the six months ended December 31, 2011 of $1.0 million in connection with the change in fair value of the embedded conversion feature.  The value of the embedded conversion feature represents a liability of $2.1 million as at December 31, 2011.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. The Company capitalized costs associated with its credit agreement, Senior Secured Notes and costs related to the three  issuances of the convertible debentures. These costs have been capitalized and are being amortized to interest expense over the term of the related debt.Deferred financing costs are included in other assets in the consolidated balance sheet.

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Business Combinations

The Company accounts for business combinations under the principles codified in ASC 805, Business Combinations.  The principles set forth how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination.  Key components include: (i) recognition of transaction costs in current period earnings included in the consolidated statement of operations in acquisition expense; (ii) recognition of the estimated fair value of all contingent consideration at the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings included in the consolidated statement of operations in other (income) expense; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties recorded at the acquisition date to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings; and (vi) any excess of fair value of acquired net assets over the acquisition consideration results in a bargain purchase.

Income Taxes

Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled.  A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

Revenue Recognition

Revenue from the Company’s school bus operations is recognized when the following criteria are met:  persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectability is reasonably assured.  The Company bills customers on a monthly basis upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Revenue from oil and gas interests is derived from the Company’s partial ownership in various oil and gas wells.  As a non-operator, the Company records revenue from its oil and gas interests based on its share of the sales value of production from producing wells.  Revenue is received from the well operators and is recognized when the commodities are delivered to customers, the price is fixed or determinable and collectability is assured.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Insurance Reserves

These reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs. Insurance expense for these items is largely dependent on the Company’s claims experience and the Company’s ability to control such claims, in addition to third party premiums/expenses associated with this coverage.  The Company has recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary.  Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method.  Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2012 and fiscal year 2011. All future share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as a liability upon issuance.

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the value of the Subordinated Note component of the IPS).  In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the  weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.  Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

 2. Basis of Presentation (continued)

Start-Up Activities

All start-up costs are expensed as incurred.

Accounting for Derivatives and Hedging Activities

Derivatives are recorded at fair value on the balance sheet, which, in accordance with ASC 820 “ Fair Value measurements and disclosure” requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any its derivative financial instruments. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Segment Reporting

The Company has two reportable segments, a transportation segment and an oil and gas segment.  The transportation segment provides school bus and management services to public and private schools in North America.  The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests.

Joint Operations

The Company’s oil and gas development and production activities are conducted jointly with others.  These financial statements reflect only the Company’s proportionate interest in such activities.

Oil and Gas Interests

The Company holds non-operating interests in oil and gas properties, which are jointly owned with others.  The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator.

The Company uses the full-cost method of accounting for oil and gas interests to determine the capitalized cost, whereby certain expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized.  Capitalized costs include the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments and completion costs on both productive and non-productive wells.  These costs, net of salvage values, are accumulated in a single cost center and are depleted and amortized using the units-of

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

production method.  Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

In connection with the oil and gas interests, the Company has an asset retirement obligation which represents the liability associated with the retirement of long-lived assets that arise from the acquisition, construction, development or normal operation of such assets.

Under US GAAP, the impairment test for oil and gas assets (the “ceiling test”) requires the Company to use tax effected discounted cash flow using a present value technique. Under  Accounting Standards Codification (ASC) Topic 932, Extractive Industries – Oil and Gas, the pricing assumption to be used in the ceiling test calculation is defined as the twelve month average of realized prices.

Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net income for the period by the weighted number of shares outstanding during each period. The shares used in the calculation of basic earnings per share are based on the weighted average number of shares outstanding.  Shares used in the calculation of diluted earnings per share are based on the weighted average number of shares outstanding plus an adjustment for the incremental shares that would be outstanding assuming the exercise of the Company’s Convertible Debentures. The net income for basic earnings per share is net earnings available to common stockholders.  The net income for diluted earnings per share is net earnings available to common stockholders with interest expense associated with the Convertible Debentures added back (net of tax) for the assumed conversion of the Convertible Debentures into common stock.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services.  Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to match the vehicle’s usage.

These unaudited interim consolidated financial statements have been prepared in accordance with US GAAP for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2011 and the supplemental note entitled “Reconciliation of Canadian GAAP to US GAAP” included as an exhibit to the Form 40-F Annual Report filed with the United States Securities and Exchange Commission (the “SEC”), for the fiscal year ended June 30, 2011.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. The financial statement results for the interim period presented are not necessarily indicative of financial results for the full year.

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

3.  Acquisitions

On November 15, 2011, the Company closed its acquisition of all of the outstanding common stock of Dairyland Buses, Inc, Dairyland-Hamilton Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin (collectively “Dairyland”), located in Waukesha, Wisconsin.  Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $47.0 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of property acquired and the allocation of intangibles, pending the  final purchase price allocation report from the Company’s third party valuation firm and the upon final determination of the tax basis of the assets acquired.

Current assets, less current liabilities	$1,362
Property and equipment	25,225
Intangible assets	12,488
Deferred taxes	(6,640)
Subtotal	32,435
Goodwill	14,565
Total	$47,000

The purchase price consisted of $47.0 million in cash. Identifiable intangible assets consist of contract rights of $8.0 million that will be amortized over 20 years, covenants not to compete of $0.9 million that will be amortized over an estimated useful life of 3 years and trade names of $3.6 million with an indefinite life.  Approximately $0.2 million dollars of acquisition-related costs have been recognized as an expense in the statement of operations. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

The revenue and earnings of Dairyland included in the consolidated statement of operations since the acquisition date were $5.1 million and $0.6 million, respectively.  Had the acquisition occurred as of the beginning of the current fiscal year, the combined revenue and earnings of the Company would have been $103.4 million and $1.3 million, respectively for the three months ended December 31, 2011 and $163.1 million and $(10.0) million respectively for the six months ended December 31, 2011.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

3.  Acquisitions (continued)

Had the acquisition occurred at the beginning of the prior fiscal year, the combined revenue and earnings of the Company would have been $89.2 million and $3.4 million, respectively for the three months ended December 31, 2010 and $137.8 million and $(2.2) million respectively for the six months ended December 31, 2010.

On October 7, 2011 , the Company closed its acquisition of all of the outstanding common stock of School Transportation Service, LLC ( the “STS” acquisition), located in Passaic County, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $4.5 million. The allocation of the purchase price is preliminary and may change upon final determination of the tax basis of the assets acquired.

Current assets, less current liabilities	$75
Property and equipment	967
Intangible assets	1,221
Deferred taxes	(330)
Subtotal	1,933
Goodwill	2,567
Total	$4,500

The purchase price consisted of $4.1 million in cash and $0.4 million in the form of promissory notes.  Identifiable intangible assets consist of contract rights of $1.2 million that will be amortized over 20 years and covenants not to compete of sixty two thousand dollars that will be amortized over an estimated useful life of 3 years. Approximately fifty six thousand dollars of acquisition-related costs have been recognized as an expense in the statement of operations. . The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

The Company closed the following additional acquisitions during the six months ended December 31, 2011:

•	July 13, 2011-the Company acquired certain assets of Schumacher Bus Lines, located in Schumacher, Ontario, Canada
•	August 4, 2011-the Company acquired certain assets and contracts of S&K Transportation Inc, located in Listowel, Ontario Canada
•	August 26, 2011 –the Company purchased all the outstanding stock of A&B Bus, Co. located in Irwindale, California

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

3.  Acquisitions (continued)

•	December 20, 2011- the Company acquired certain assets and contracts of Safe Start Transportation of New Jersey LLC, located in Toms River, New Jersey.

Earnings of the acquired companies are included in the Company’s results of operations from their respective acquisition date. The aggregate purchase price of these acquisitions was $3.8 million. The allocation of purchase price is preliminary and may change upon final determination of the tax.

Current assets, less current liabilities	$59
Property and equipment	2,543
Intangible assets	470
Subtotal	3,072
Goodwill	734
Total	$3,806

The purchase price of these acquisitions consisted of $ 3.6 million in cash and approximately $0.2 million in contingent consideration, which relates to contract renewal and certain revenue targets being achieved. Identifiable intangible assets consist of contract rights of $0.5 million that will be amortized over 20 years. Approximately thirty seven thousand dollars of acquisition-related costs have been recognized as an expense in the statement of operations. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to these acquisitions is deductible for tax purposes.

On February 16, 2011, the Company closed its acquisition of all of the outstanding common stock of Ocean State Transit LLC, (the “Ocean State Acquisition”), located in Middletown, Rhode Island.  Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $10.8 million. The allocation of the purchase price is preliminary and may change upon final determination of the tax basis of the assets acquired.

Current assets, less current liabilities	$229
Property and equipment	6,860
Intangible assets	2,100
Deferred taxes	(2,539)
Subtotal	6,650
Goodwill	4,116
Total	$10,766

The purchase price consisted of $10.6 million in cash and $0.2 million in contingent consideration which is contingent upon the renewal of one contract, due in 2012. Identifiable intangible assets

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

3.  Acquisitions (continued)

consist of contract rights of $1.3 million that will be amortized over 20 years, covenants not to compete of $0.2 million that will be amortized over an estimated useful life of 3 years and trade names of $0.6 million with an indefinite life.  The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages.  None of the goodwill related to this acquisition is deductible for tax purposes.

On January 7, 2011, the Company closed its acquisition of all of the outstanding common stock of  Grand Island Transit Corporation, Ridge Road Express, Inc., a wholly owned subsidiary of Grand Island Transit Corporation, and Scholastic Transportation Management Services, Inc. (collectively “Ridge Road”), all based in Lockport, New York. Earnings of the acquired company are included in the Company’s results of operations from the date of acquisition. The aggregate purchase price of this acquisition was approximately $23.7 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of property acquired and the allocation of intangibles, pending the  final purchase price allocation report from the Company’s third party  valuation firm.

Current assets, less current liabilities	$2,489
Property and equipment	15,955
Intangible assets	3,177
Deferred taxes	(5,202)
Subtotal	16,419
Goodwill	7,285
Total	$23,704

The purchase price consisted of $22.7 million in cash, $0.5 million in the form of promissory notes and $0.5 million in STI common shares. Identifiable intangible assets consist of contract rights of $2.0 million that will be amortized over 20 years, covenants not to compete of $0.2 million that will be amortized over an estimated useful life of 3 years and trade names of $0.9 million with an indefinite life. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages.  None of the goodwill related to this acquisition is deductible for tax purposes.

On December 21, 2010, the Company closed its acquisition of all of the outstanding common stock of Kevah Konner, Inc. (the “Konner Acquisition”), located in Pinebrook, New Jersey.  Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $3.7 million.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

3.  Acquisitions (continued)

Current assets, less current liabilities	$368
Property and equipment	2,554
Intangible assets	325
Deferred taxes	(338)
Subtotal	2,909
Goodwill	773
Total	$3,682

The purchase price consisted of $3.7 million in cash. Identifiable intangible assets consist of contract rights of $0.3 million that will be amortized over 20 years and covenants not to compete of $0.03 million that will be amortized over an estimated useful life of 3 years. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages.  None of the goodwill related to this acquisition is deductible for tax purposes.

On July 15, 2010, the Company closed its acquisition of all of the outstanding common stock of Leuschen Bros. Limited (the “Leuschen Acquisition”), located in Sudbury, Ontario.  Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $19.6 million.

Current assets, less current liabilities	$(432)
Property and equipment	8,184
Intangible assets	5,892
Deferred taxes	(667)
Subtotal	12,977
Goodwill	6,638
Total	$19,615

The purchase price consisted of $18.5 million in cash and approximately $1.1 million in additional consideration which is contingent upon renewal of one paratransit contract, due in 2012. Identifiable intangible assets consist of contract rights of $4.5 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of 3 years and trade names of $1.3 million with an indefinite life.  The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages.  None of the goodwill related to this acquisition is deductible for tax purposes.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

4.   Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.

Pursuant to its’ Dividend Reinvestment Plan (the “Plan”), the Company issued 627,596 common shares during the six months ended December 31, 2011, having an approximate value of $3.7 million. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

During the six months ended December 31, 2011, Company issued 249,898 common shares having an approximate value of  $1.3 million in connection with conversions of the Company’s 7.5% Convertible Debentures.

On October 20, 2011, the Company received approval from the TSX to make a normal course issuer bid (“NCIB”) in accordance with the requirements of the exchange for a portion of its common shares up to an aggregate purchase price of C$5 million as appropriate opportunities arise from time to time in the 12-month period commencing on October 24, 2011 and ending on October 24, 2012.  On November 11, 2011 the Company purchased and cancelled 17,000 shares having a value of $0.1 million pursuant to the NCIB.

As at December 31, 2011, common shares issued and outstanding are 62,647,362.

5. Earnings (loss) per Share

The following table sets forth the basic and diluted weighted average share amounts:
	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Weighted-average shares outstanding-basic	62,440,248	56,219,276	62,204,470	56,003,323
Potential dilutive effect of shares to be issued
to settle the debentures	18,068,012	16,798,261	18,147,127	16,871,678
Weighted-average shares outstanding-diluted	80,508,260	73,017,537	80,351,597	72,875,001

The computations for basic and diluted loss per common share are as follows:
	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Net income (loss) –basic	$1,272	$2,932	$(9,992)	$(2,040)
Add back: Interest expense on debentures (net of tax)	1,337	1,060	2,713	2,116
Net loss used for diluted earnings per share	2,609	3,992	(7,279)	76

Basic income per share	$0.02	$0.05	$(0.16)	$(0.04)
Diluted income per share	$0.02	$0.05	$(0.16)	$(0.04)

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

5. Earnings (loss) per Share

The conversion of the convertible debentures is anti-dilutive for the three and six months ended December 31, 2011 and 2010, respectively.

6. Stock Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Beginning with the fiscal year ended June 30, 2009, participants had the right, each year, to “put” up to 20% of the shares awarded from the initial allotment of shares approved in December 2005. Beginning in March 2010, the “put” option was revised, allowing participants to “put” up to one third of the shares they currently hold over the next three years.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.  Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.  All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations.  Shares granted are fully vested on the grant date.

The following tables summarize the Class B Series Two common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP for the three and six  months ended December 31, 2011:

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

6. Stock Based Compensation (continued)

	For the three months ended
	December 31, 2011
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2011	405,490	(190,449)	215,041
Redemptions	(300)	-	(300)
Shares outstanding at December 31, 2011	405,190	(190,449)	214,741

	For the six months ended
	December 31, 2011
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2011	423,759	(190,449)	233,310
Redemptions	(18,569)	-	(18,569)
Shares outstanding at December 31, 2011	405,190	(190,449)	214,741

Pursuant to the liquidity provision of the EIP plan, 300 and 18,569 shares were “put” back to the Company during the three and six months ended December 31, 2011.  The Company paid $0.2 million associated with these puts during the six months ended December 31, 2011.

The fair value of the Class B Series Two common shares outstanding at December 31, 2011 represents a liability of $2.2 million which is recorded in other current liabilities.

The following tables summarize the Class B Series Two common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP for the three and six  months ended December 31, 2010:

	For the three months ended
	December 31, 2010
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2010	461,063	(190,449)	270,614
Redemptions	(35,617)	-	(35,617)
Shares outstanding at December 31, 2010	425,446	(190,449)	234,997

	For the six months ended
	December 31, 2010
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2010	619,961	(190,449)	429,512
Redemptions	(194,515)	-	(194,515)
Shares outstanding at December 31, 2010	425,446	(190,449)	234,997

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

6. Stock Based Compensation (continued)

Pursuant to the liquidity provision of the EIP plan, 35,617 and 194,515 shares were “put” back to the Company during the three and six months ended December 31, 2010. The Company paid $0.3 and $1.7 million associated with these puts during the three and six months ended December 31, 2010, respectively.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP for the three and six  months ended December 31, 2011:

	For the three months ended
	December 31, 2011
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2011	783,133	(176,867)	606,266
Grants	464,304	(140,197)	324,107
Shares outstanding at December 31, 2011	1,247,437	(317,064)	930,373

	For the six months ended
	December 31, 2011
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2011	715,401	(176,867)	538,534
Grants	541,970	(140,197)	401,773
Redemptions	(9,934)	-	(9,934)
Shares outstanding at December 31, 2011	1,247,437	(317,064)	930,373

The Company recognized $2.6 million and $3.1 million in non-cash stock based compensation expense related to the above grants during the three and six months ended December 31, 2011, respectively,  based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 9,934 shares were “put” back to the Company during the six months ended December 31, 2011, for which the Company paid sixty-two thousand dollars. The fair value of the Class B Series Three common shares outstanding at December 31, 2011 represents a liability of $6.0 million, of which $2.9 million is recorded in other current liabilities.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP for the three and six months ended December 31, 2010:

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

6. Stock Based Compensation (continued)

	For the three months ended
	December 31, 2010
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2010	658,427	(175,669)	482,758
Grants	-	-	-
Shares outstanding at December 31, 2010	658,427	(175,669)	482,758

	For the six months ended
	December 31, 2010
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2010	239,000	(79,572)	159,428
Grants	419,427	(96,097)	323,330
Shares outstanding at December 31, 2010	658,427	(175,669)	482,758

The Company recognized $2.1 million in non-cash stock based compensation expense related to the above grants during the six months ended December 31, 2010, based on the estimated fair value of these shares on the grant date.

7.  Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	December 31, 2011	June 30, 2011

Held for trading
Cash	$3,888	$3,712
Derivative financial instrument	95	1,616
	$3,983	$5,328

Loans and receivables
Accounts receivable	$40,801	$30,789

Other financial liabilities
Accounts payable	$2,376	$1,819
Other accrued liabilities	27,211	20,545
Class B Series Two and Three share liability	8,163	5,900
Long-term debt (including portion due within one year)	278,837	197,424
Conversion right on 6.25% Convertible Debentures	2,181	1,099
Other long term liabilities	9,590	9,701
	$328,358	$236,488

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

7.  Financial Instruments (continued)

The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses and other current liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value. Derivative financial instruments are measured at fair value, based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the  weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation .

Fair value

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act.  In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1:  Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2011 the fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

	Level 1	Level 2	Level 3	Total

Foreign currency exchange contracts	$95	$-	$-	$95
Class B Series Two and Three common share liability	-	8,163	-	8,163
Conversion right on 6.25% Convertible Debentures	-	2,181	-	2,181
	$95	$10,344	$-	$10,439

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

7.  Financial Instruments (continued)

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company’s stock price volatility, the bond yield and other market factors.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

Foreign Currency Exchange Risk

The Company manages the exposure to currency fluctuations through foreign currency exchange contracts.  In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts which covers approximately 46% of the anticipated dividends and interest payable in Canadian dollars  through April 12, 2013.

STA Holdings has 16 monthly forward foreign exchange contracts (the “Forward Contracts”) outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

At December 31, 2011, the Company had the following outstanding contracts relating to dividend and interest payments:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

January 2012-December 2012	12	14.2	14.7	1.0333
January 2013-April 2013	4	4.8	4.9	1.0230
	16	19.0	19.6

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the consolidated statement of operations.  The Company recorded a non cash loss for the six months ended December 31, 2011 of $1.5 million and a non cash gain for the six months ended December 31, 2011 in connection with the changes in fair value of the forward contracts in each period, which are included in the consolidated statement of operations in unrealized (gain) loss of Forward Contracts. The value of the Forward Contracts represent an asset of $0.1 million.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

7.  Financial Instruments (continued)

The Company recorded a non-cash loss for the six months ended December 31, 2011  of $3.0 million on the re-measurement of its 6.25% Convertible Debentures (see Note 2) which is included in the consolidated statement of operations.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

 Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations.  The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing.  The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions.  As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies.  The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

8. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada.  The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States.  The accounting policies of the segments are the same as those described in the basis of presentation note in the annual consolidated financial statements.  There are no inter-segment sales.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

8. Segment Information (continued)

	For the three months ended December 31, 2011			For the six months ended December 31, 2011
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total

Revenue	$99,800	$1,325	$101,125	$149,305	$2,924	$152,229
Operating income (loss)	$5,816	$357	$6,173	$(3,092)	$938	$(2,154)
Unallocated expenses			4,279			12,719
Income tax expense (benefit)			622			(4,881)
Net income (loss)			$1,272			$(9,992)

	For the three months ended December 31, 2010			For the six ended December 31, 2010
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total

Revenue	$79,716	$1,590	$81,306	$121,717	$2,727	$124,444
Operating income (loss)	$7,060	$609	$7,669	$(917)	$1,193	$276
Unallocated expenses			2,161			3,925
Income tax expense (benefit)			2,576			(1,609)
Net income (loss)			$2,932			$(2,040)

	As at	As at
	December 31, 2011	June 30 ,2011
Total Assets
Transportation	494,011	420,837
Oil and gas	9,683	9,265
	$503,694	$430,102

9. Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  These fleet valuation services are provided free of charge.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO.  The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.3 million for each of the six months ended December 31, 2011 and 2010.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the three and six months ended December 31, 2011
(000’s of U.S. Dollars, unless specified)

10.  Subsequent Events

On January 2, 2012, STA Holding granted 78,000 Class B Series Three common shares pursuant to the EIP.  The Company will recognize non cash stock based compensation related to these grants during the quarter ended March 31, 2012.